Exhibit 8.1

January 18, 2017

Board of Directors

CenterState Banks, Inc.

1101 First Street South

Winter Haven, Florida 33880

Board of Directors

Gateway Financial Holdings of Florida, Inc.

1950 W. International Speedway Boulevard

Daytona Beach, Florida 32114

Re:	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Gateway Financial Holdings of Florida, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Gateway Financial Holdings of Florida, Inc. (“Gateway”), a Florida corporation, with and into CenterState Banks, Inc. (“CenterState”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 30th day of November, 2016. In addition, pursuant to the Agreement, Gateway Bank of Florida, Gateway Bank of Central Florida and Gateway Bank of Southwest Florida, each a wholly owned first-tier subsidiary of Gateway, shall merge with and into CenterState Bank of Florida, N.A., a wholly-owned first-tier subsidiary of CenterState.

In accordance with Article 7.1(f) of the Agreement, Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction Gateway shall be merged with and into CenterState. CenterState shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida, the separate corporate existence of Gateway shall upon there cease.

At the merger effective date, holders of each share of Gateway Common Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) shall be converted into the right to receive, at the election of the holder and in accordance with the terms of the Agreement, the following consideration: (i) 0.95 shares of CenterState Common Stock or (ii) $18.00 in cash.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of Gateway will receive cash in an amount equal to the fair value of the shares.

All stock options to purchase Gateway Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger shall become fully vested and be converted into an option to purchase that number of shares of CenterState Common Stock equal to the number of shares of Gateway Common Stock to which the option holder is entitled to purchase multiplied by the stock consideration of 0.95 (rounded to the nearest whole share). The exercise price will be equal to the Gateway exercise price divided by 0.95 (rounded to the nearest cent).

CenterState Banks, Inc.

Gateway Financial Holdings of Florida, Inc.

January 18, 2017

Page Two

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Gateway Financial Holdings of Florida, Inc.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of CenterState Common Stock exchanged will be approximately equal to the fair market value of Gateway Common Stock exchanged as indicated in the Agreement.

2.	There is no plan or intention by the shareholders of Gateway to sell, exchange, or otherwise dispose of CenterState Common Stock received pursuant to the Agreement.

3.	CenterState will be the surviving corporation as a result of the merger.

4.	In excess of 50% of the value of the aggregate consideration issued to Gateway shareholders, in connection with the merger, is represented by common stock of CenterState.

5.	Gateway’s merger with and into CenterState qualifies as a statutory merger under the laws of the State of Florida.

6.	Gateway and CenterState and the shareholders of Gateway will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between Gateway and CenterState that was issued, acquired, or will be settled at a discount.

8.	None of the compensation received by any shareholder-employees of Gateway will be separate consideration for, or allocable to, any of their Gateway shares; none of CenterState shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

CenterState Banks, Inc.

Gateway Financial Holdings of Florida, Inc.

January 18, 2017

Page Three

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among Gateway and CenterState regarding the merger and there are no other written or oral agreements regarding the merger.

11.	Cash payments received by Gateway shareholders in lieu of fractional shares result from the mechanical rounding off of fractions from the share exchange rather than separately bargained-for consideration.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of Gateway with and into CenterState will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	Each of Gateway and CenterState will be a party to the reorganization within the meaning of Section 368(b) of the Code;

3.	On the receipt of a combination of shares of CenterState Common Stock and cash in exchange for their shares of Gateway Common Stock, the shareholders of Gateway will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the CenterState Common Stock received, plus any cash received, over the basis of their Gateway Common Stock), or (b) the amount of cash received;

4.	No gain or loss will be recognized by Gateway or CenterState as a result of the merger;

5.	The tax basis of the CenterState Common Stock received will be equal to the tax basis of the exchanged Gateway Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

6.	The holding period of the CenterState Common Stock received by each Gateway shareholder will include the holding period of the Gateway Common Stock exchanged in the merger, provided the shares of Gateway Common Stock were held as a capital assets at the effective date;

7.	On the receipt of cash for fractional shares, the shareholders of Gateway will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the fractional shares of Gateway exchanged; and

8.	The cash received by a Gateway shareholder in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Gateway Common Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the Gateway Common Stock surrendered.

CenterState Banks, Inc.

Gateway Financial Holdings of Florida, Inc.

January 18, 2017

Page Four

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Material U.S. Federal Income Tax Consequences of the Merger”. In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida